[COVINGTON & BURLING LETTERHEAD]

October 24, 2005

Ms. Pamela A. Long
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010
Mail Stop 7010

Re:
Tronox Incorporated
Amendment No. 3 to Registration Statement on Form S-1
Filed October 24, 2005
File No. 333-125574

Dear Ms. Long:

On behalf of Tronox Incorporated, formerly New-Co Chemical, Inc., a Delaware corporation (the "Registrant"), we hereby submit for filing by direct electronic transmission under the Securities Act of 1933, Pre-Effective Amendment No. 3 ("Amendment No. 3") to the Registrant's Registration Statement on Form S-1, File No. 333-125574. In addition, we will provide a marked copy showing changes from the previous amendment to the registration statement for your convenience.

We are providing the following responses to the comment letters dated September 28, 2005, from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") regarding the Registrant's previous amendment to the registration statement. The responses set forth below are numbered to correspond to the numbered comments in the Staff's comment letter, which have been reproduced here for ease of reference. Please note that all page numbers in our responses refer to Amendment No. 3.

General

1.
We note disclosure throughout your document of financing transactions you intend to complete concurrently with this public offering. Please be advised that we will review your disclosure of the material terms of these arrangements, in addition to other non-430A information, once they are provided in a future amendment to your registration statement. In addition, please note that any preliminary prospectus that is circulated must include all non-430A information.

        The Registrant acknowledges that the Staff will review any additional disclosure related to the financing transactions, in addition to the other non-430A information, included in Amendment No. 3 and any additional amendments to the registration statement.

Prospectus Summary, page 1
Upon consummation of this offering, we will have a substantial amount of debt..., page 15

2.
After you reach definitive documentation, please indicate how much your interest expense will increase for each 1% increase in interest rates and the amount of your cash flow that you will use for debt service.

        Once the Registrant has completed the definitive documentation, it will revise its disclosure in the MD&A section of the registration statement to disclose by how much its interest expense will increase for each 1% increase in interest rates and the amount of its cash flow that will be used for debt service. The Registrant respectfully submits that the changes in interest expense that may result from changes in interest rates does not constitute "one of the most significant factors that make the offering speculative or risky," the standard for disclosure in the Risk Factors section. Accordingly, to the extent that it provides such disclosure, the Registrant believes that such disclosure is more appropriate in the MD&A section of the registration statement.

Summary Financial Data, page 9

3.
We have reviewed your response to comment three. Your revised disclosure continues to present your operating statistics combined with those of the Tiwest joint venture. Please revise the titanium dioxide operating statistics on pages 11 and 12 to present your production volumes and capacity separately from those of the Tiwest joint venture.

        The Registrant has revised the disclosure of its titanium dioxide statistics on page 13 to separately present production volumes and production capacity of its 100% owned facilities and its 50% owned facility, respectively. The statistics representing the production volumes and production capacity of the Registrant's 50% owned facility reflect the Tiwest joint venture, of which the Registrant has a 50% undivided ownership. The disclosures regarding the Registrant's 100% owned facilities exclude the Tiwest joint venture. In addition, the Registrant has disclosed the production volumes and production capacity it has the right to purchase and market under the terms of the Tiwest joint venture agreements.

Capitalization, page 30

4.
Your discussion of the differences between the actual and as adjusted columns is insufficient. Please revise to quantify and discuss each adjustment between the actual and as adjusted columns. Please also ensure that your assumed pension liability is included in the as adjusted information.

        The Registrant has deleted the "as adjusted" columns and replaced them with "pro forma" columns, as reflected in the "Unaudited Pro Forma Combined Financial Statements" included in the registration statement. Currently, the Registrant is unable to quantify all of the differences between the actual and pro forma columns because such information is not currently available. The Registrant will revise the discussion of these differences once such information is available.

Selected Financial Data, page 32

5.
It is unclear why you do not present your environmental remediation and/or restoration and other long-term liabilities in selected financial data. Please refer to instruction two to Item 301 of Regulation S-K. Please revise or advise.

        The Registrant has revised the selected historical combined financial data table to include a line item for its non-current environmental remediation and/or restoration and other long-term liabilities. It has disclosed such information for the years 2004, 2003 and 2002, and will add such information for the years 2001 and 2000 in a future amendment to the registration statement.

Management's Discussion and Analysis, page 33
Contractual Obligations and Commitments, page 47

6.
We note your response to comment 29 of our letter dated July 1, 2005. Please update your discussion to disclose the results of your consent solicitations.

        The Registrant has amended its discussion to disclose the results of its consent solicitation.

Legal Proceedings, page 76

7.
Please revise your disclosure to state the monetary penalties being sought by the Environmental Protection Division of the Georgia Department of Natural Resources. See Instruction 5(c) to Item 103 of Regulation S-K. Alternatively, please explain to us why you deleted this disclosure previously included in amendment number 1.

        The Registrant respectfully submits that no additional disclosure is required with regard to the Savannah Plant Emissions. As disclosed in the revised disclosure in the registration statement, the proceeding on administrative penalties has been dismissed. Currently, representatives of Kerr-McGee Pigments (Savannah) Inc., the Environmental Protection Division and the EPA are engaged in discussions to resolve the existing air permit disputes and potential civil penalties. Because these discussions are on going, the Registrant is not currently able to state the monetary penalties being sought. In any event, the Registrant does not believe that the penalties will have a material adverse effect on it.

Combined Financial Statements, page F-1
Revenue Recognition, page F-12

8.
We have reviewed your response to comment 15. We continue to believe that to allow for comparability of income statement classifications with other entities, your disclosure should enable investors to understand which costs are in which captions. For additional information please also refer to the speech given by Scott Taub at the December 4, 2000 AICPA National Conference. Please disclose the types of amounts included in the cost of goods sold line item and the selling, general and administrative expense line item. In doing so, please also disclose whether you currently exclude inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, or other costs of your distribution network in the cost of goods sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:

  •
  in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented; and

  •
  in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold while others like you exclude a portion of them from gross margin, including them in the selling, general and administrative expense line item.

        The Registrant has revised the footnotes to the financial statements to disclose the types of costs included in the cost of goods sold line item and selling, general and administrative expense line item. As noted, all receiving, distribution and warehousing costs are included in cost of goods sold.

Condensed Combined Financial Statements, page F-53
Note 5—Accounts Receivable Sales, page F-60

9.
Please disclose the amount of repurchased accounts receivable for which you received payments during April, May, and June. Please also disclose the classification of such receipts in your statement of cash flows. If you have classified the receipts as an operating cash flow, please tell us the basis for that classification and disclose to readers that this is the second time that cash inflows related to the same receivables are being included in operating cash flows.

        The Registrant will update its interim statements to reflect results as of and for the nine months ended September 30, 2005 in a future amendment to the registration statement. As of that date, the Registrant expects to reflect that all of the repurchased accounts receivable have been collected and replaced with new accounts receivable. To the extent that the accounts receivable balance declines during a period, the net cash received would be reflected as operating cash flow. The Registrant has included this statement in Note 5 to the Interim Condensed Combined Financial Statements. The Registrant has also stated in Note 5 to the Interim Condensed Combined Financial Statments that, when the receivables were initially sold, such receipts were reflected as cash flows from operating activities.

If you have any further questions or comments, or if you require any additional information, please do not hesitate to contact the undersigned by telephone at (202) 662-5128 or by facsimile at (202) 778-5128. Thank you for your assistance.

Very truly yours,
/s/ DAVID B.H. MARTIN David B.H. Martin

Enclosures

cc:
Lesli Sheppard, Senior Staff Attorney
Matt Franker, Staff Attorney
Rufus Decker, Accounting Branch Chief
Scott Watkinson, Staff Accountant
Gregory F. Pilcher, Kerr-McGee Corporation
J. Michael Chambers, Akin Gump Strauss Hauer & Feld LLP